UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENT FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

NEW YORK FILM WORKS, INC.

(Name of Issuer)

Common Stock, $.001 par value per share

(Title of Class of Securities)

649474103

(CUSIP Number)

GERALD COHEN

c/o Marcum & Kliegman, LLP

655 Third Avenue, 16th Floor

New York, New York 10017

(212) 981-3000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 3, 2001

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  649474103

1)  NAME OF REPORTING PERSON

Gerald Cohen

2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [  ]

(b) [  ]

3)  SEC USE ONLY

4)  SOURCE OF FUNDS

OO

5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [  ]

6)  CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER

7) SOLE VOTING POWER

OF

29,169,670

SHARES

BENEFICIALLY

8) SHARED VOTING POWER

OWNED BY

0

EACH

REPORTING

9) SOLE DISPOSITIVE POWER

PERSON

29,169,670

WITH

10) SHARED DISPOSITIVE POWER

0

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

29,169,670

12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

[  ]

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

31.3%

14) TYPE OF REPORTING PERSON

IN

Item 1

Security and Issuer

The issuer is New York Film Works, Inc.  The address of the issuer's principal executive office is 928 Broadway, New York, New York 10010.  The title of class of equity securities to which this statement relates is Common Stock, $.001 par value per share.

Item 2

Identity and Background

(a)

This statement is filed by Gerald Cohen (“Cohen”).

(b)

Cohen’s business address is c/o Marcum & Kliegman, LLP, 655 Third Avenue, 16th Floor, New York, NY 10017.

(c)

Cohen is an attorney practicing under his own name.

(d)-(e)

During the last five years, Cohen has not been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors) or been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibitions or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

(f)

Cohen is a citizen of the United States.

Item 3

Source and Amount of Funds or Other Consideration

Cohen received an aggregate of 7,500,000 shares of Common Stock of the issuer as of October 3, 2001 in exchange for services rendered to the issuer.  Cohen became the beneficial owner of 31.3% of the outstanding Common Stock of the issuer on October 3, 2001.

Item 4

Purpose of Transaction

Cohen received an aggregate of 7,500,000 shares of Common Stock of the issuer as of October 3, 2001 in exchange for services rendered to the issuer.  Cohen acquired his Common Stock for investment purposes.

On October 10, 2001, the issuer entered into a share exchange agreement with Cinegram Media, Inc. (“Cinegram”) and certain of Cinegram’s stockholders.  Under the share exchange agreement, the issuer will issue shares of its Common Stock to the stockholders of Cinegram in exchange for all of the issued and outstanding shares of Cinegram.  Cinegram will then become a wholly owned subsidiary of the issuer.  Each outstanding Cinegram share will be exchanged for 3.207 shares of issuer’s Common Stock so that after the share exchange the former Cinegram shareholders will own 65% of the issuer and the current shareholders of the issuer will own 35% of the expanded share base of the issuer.

The current operations of the issuer will be transferred to a new Delaware-incorporated wholly-owned subsidiary to be called New York Film Works (D) Inc. and the name of the issuer will be changed to Cinegram Digital Media Group, Inc.   Mr. Raymond F Wright, Chairman and CEO of Cinegram, will be appointed President and CEO of the parent company while continuing to be the CEO of Cinegram. Messrs Michael and Stephen Cohen will be appointed President and General Manager and Secretary, respectively of New York Film Works (D), Inc. and will continue to be responsible for the success of the film works business.

Under the share exchange agreement, the board of directors will be increased to five members.  Cohen, former Chairman and director of the issuer, and Mr. Raymond F. Wright, Chairman and CEO of Cinegram, will be appointed to the board and Messrs. Michael and Stephen Cohen will resign from the board.  Mr. James B. Witker II, outside director on the board of directors of Cinegram, and two additional outside directors will be appointed to the board.

The exchange agreement further contemplates that, as conditions to closing, the following changes to the issuer will occur prior to closing: (i) a 1-for-25 reverse common stock split of issuer’s outstanding common stock; (ii) reduction of the authorized common stock of the issuer to 50,000,000 shares; (iii) creation of a new class of 2,000,000 shares of  “blank check” preferred stock, and designation of 150,000 of those preferred shares as Series A Redeemable Convertible 8% Preferred Shares; (iv) change of the issuer’s name to Cinegram Digital Media Group, Inc.  In addition, it is contemplated in the share exchange agreement that the issuer will be reincorporated in the State of Delaware within the following calendar year.

Except for the foregoing, Cohen has no present plan or proposal relating to or which would result in (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries; (ii) a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries; (iii) any change in the present board of directors or management of the issuer, including any plan or proposal to change the number or term of directors or to fill any existing vacancies on the board, (iv) any material change in the present capitalization or dividend policy of the issuer, (v) any other material change in the issuer’s business or corporate structure; (vi) changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person; (vii) causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized o be quoted in an inter-dealer quotation system of a registered national securities association; (viii) a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (ix) any similar action.

Item 5

Interest in Securities of the Issuer

Cohen beneficially owns 29,169,670 shares of the issuer’s Common Stock, constituting 31.3% of the outstanding Common Stock of the issuer.

Item 6

Contracts, Arrangements Understandings or Relationships with respect to Securities of the Issuer

Cohen has no contracts, arrangements, understandings or relationships with other persons with respect to the securities of the issuer.

Item 7

Material to be Filed as Exhibits

None

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2002

/s/ GERALD COHEN

Gerald Cohen

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)